82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN ... 7:21

Santos

[redacted]

04012466

SUPPL

Date: Tue 27 Jan 2004 05:24:44 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: APPENDIX 3B LODGED TODAY WITH THE AUSTRALIAN STOCK EXCHANGE

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 7

dlw 1/30

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APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	3,397
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$6.38 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 3,397 shares pursuant to the terms of the Santos Employee Share Purchase Plan and registered in the name of Sesap Pty Ltd as trustee for the benefit of eligible employees.

7 Dates of entering securities into uncertificated holdings or despatch of certificates	27 January 2004	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	584,322,149	Fully paid ordinary shares.
	3,500,000	Reset convertible preference shares.

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
	23,200	(i) held by eligible employees; and
	133,061	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
	115,750	Executive share plan '0' shares of 25 cents each paid to 1 cent.
	115,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
	5,998,314	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements *in full* through a broker?

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities *NOT APPLICABLE*

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 27 January 2004
Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Tue 27 Jan 2004 06:52:30 PM EST

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Fourth Quarter Activities Report 2003

Number of pages (incl. cover sheet): 11

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

28 January 2004

Santos revenue steady in 2003

Total sales revenue for Santos Limited for the 12 months to 31 December 2003 was virtually steady at $1,465.0 million reflecting higher average prices across most products, despite the 26% appreciation in the Australian dollar against the US dollar in the twelve months to the end of the December quarter.

In its Activities Report for the December 2003 quarter, Santos today announced:

- Total full year sales revenue of $1,465.0 million, which was one per cent less than the $1,478.4 million in the previous 12 months. December quarter sales revenue was $362.5 million compared with $399.6 million in the previous corresponding quarter

- A 15.7% drop to $A41.47 per barrel in the average realised crude oil price for the latest December quarter - down from $A49.17 per barrel in the previous corresponding quarter and due to the exchange rate

- Record annual gas and ethane sales revenue of $720.8 million - up 9.3% on the previous year's $659.6 million, including the benefit of continuing high US gas prices

- In line with previous guidance to the market by the Company, total 2003 production of 54.2 million barrels of oil equivalent (mmboe) compared with 57.3 mmboe in 2002. December quarter production was 13.0 mmboe compared with 14.4 mmboe in the previous corresponding quarter.

Managing Director Mr. John Ellice-Flint commented: "Record gas and ethane revenue for the year was a particularly good result. Otherwise these numbers are in line with expectations."

Also during the December quarter, Santos achieved significant progress on its new growth projects, including:

- Bayu Undan where significant commissioning milestones were achieved and first production is on track for April this year

- Mutineer-Exeter oil field development (Santos 33.4%) which was sanctioned by all joint venturers. Major contracts have now been awarded for the project

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

- In the Casino gas field in the Otway Basin, significant progress was made on the commercialisation of the field

- In the John Brookes gas field in the Carnarvon Basin, the Thomas Bright 2 well was drilled, successfully appraising the southern area of the field.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

<u>FOR FURTHER INFORMATION PLEASE CONTACT:</u>

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

STOCK EXCHANGE ACTIVITIES REPORT FOR QUARTER ENDING 31 DECEMBER 2003.

(Unless otherwise indicated, all comparisons are made against 2002 fourth quarter)

1. SALES AND PRODUCTION

Total sales revenue for the fourth quarter was $362.5 million, ($399.6 million in the previous corresponding quarter) taking total sales revenue to $1,465.0 million for the 12 months ended 31 December 2003

The lower December quarter revenue reflected the higher Australian dollar and lower sales volumes of 13.6 mmboe for the three months compared with 14.2 mmboe in the fourth quarter of 2002.

Total production for the fourth quarter of 2003 was 13.0 million barrels of oil equivalent (mmboe) compared with 14.4 mmboe in the previous corresponding period. Full year production was 54.2 mmboe, within the range advised to the market in August 2003.

Sales Gas and Ethane

Total sales revenue for sales gas and ethane for the full-year rose 9.3% from $659.6 million to $720.8 million.

Sales revenue from gas and ethane remained steady at $166.7 million for the December quarter.

December quarter sales gas and ethane production fell from 59.3 PJ to 51.8 PJ. Cooper Basin production was reduced to 37.3 PJ (-3.9 PJ) reflecting high levels of gas in storage. Onshore Otway production decreased to 0.8 PJ (-2.7 PJ) as the final stages of the accelerated production program fully exploited the identified reserves.

Crude Oil

Oil production during the December quarter decreased by 1.5% compared with the third quarter of 2003. Production from the Stag oil field increased by 50% from the third quarter with average production of 9,170 (Santos share) barrels of oil per day (bbl/d) due to inclusion of 0.3 mmboe for the period July to December following settlement of the additional interest acquired from Globex. Production from Legendre decreased by 31.6% to 24,250 bbl/d (5,470 bbl/d Santos share) due to the decline in production from the Legendre North 4H well and planned maintenance downtime. Production from the Cooper Basin was 5.0% below the third quarter at 8,050 bbl/d (Santos share) primarily due to lower production from the Pelican fields, which was partially offset by the production from the JALBU program.

Sales volumes for crude oil were 6.5% higher than in the third quarter of 2003 due to the inclusion of the Stag equity increase and the timing of liftings.

Sales revenue from oil increased by 3.2%, from $122.9 million in the third quarter to $126.9 million in the fourth quarter of 2003. The average realised oil price for the fourth quarter was A$41.47 (US$30.06) per barrel, 3.1% lower than the 2003 third quarter of A$42.78 (US$28.42), due to the appreciation in the Australian dollar.

Condensate

Condensate production was 745,800 barrels, 11.2% lower than the 2002 fourth quarter mainly due to lower gas production from the Cooper Basin. Condensate revenue decreased by 12.8% due in part to an 11.5% fall in the realised price to A$43.89 from A$49.56 per barrel.

LPG

LPG production was 57,800 tonnes, 10.9% below the 2002 fourth quarter. Sales volumes increased 44.2% due to the timing of liftings and sales revenue remained stable at $27.9 million for the quarter.

2. EXPLORATION

Expenditure on wildcat exploration was $54.3 million in the fourth quarter 2003. Santos spudded nine wildcat wells during the fourth quarter.

Fourth Quarter Exploration Activity

Well	Basin/Area	Target	Licence	Santos Interest (%)	Well Status
Korma 1	Cooper/Eromanga	Gas	PPL 151	84.91	P&A
Kinta 1	Cooper/Eromanga	Gas	ATP 259P	60.06	C&S
Callisto 1	Cooper/Eromanga	Oil/Gas	ATP 299P	61.00	P&A
Helios 1	Cooper/Eromanga	Gas	ATP 259P	83.26	P&A
Hill 1	Otway	Oil/Gas	VIC P/51	80.00	P&A
Ajax 1	Carnarvon	Oil	WA 1P	41.73 (sole risk equity)	P&A
Sunnybank 6	Surat	Oil/Gas	ATP 336P	85.00	C&S
Jeruk 1	East Java	Oil/Gas	Sampang PSC	50.00	Drilling
Torres 1	Hidalgo County, Texas	Gas	West Mercedes Prospect	25.00	Drilling

In the Cooper Basin, one oil and three gas exploration wells were drilled during the quarter with one of the gas wells being cased and suspended, pending testing, as a future producer.

In permit VIC P 51 the Hill 1 well was plugged and abandoned as planned.

In the Carnarvon Basin Ajax 1 commenced drilling in late December and was plugged and abandoned subsequent to the end of the quarter.

The Torres 1 well located in the Wilcox/Vicksburg/Frio trend in Texas and the Jeruk 1 well in East Java, Indonesia were drilling ahead at the date of this report.

In the Surat Basin, Sunnybank 6 was cased and suspended as a potential oil producer and will be production tested in the first quarter of 2004.

During the quarter a total of 4,270 kilometres of 2D and 1,021 square kilometres of 3D seismic was acquired.

Seismic Acquired

Permit	Area/Basin	Type	Km/Km^2
WA 339 P	Houtman Basin	2D	1,457
T 35 P	Sorell Basin	2D	1,355
EPP 32	Ceduna Basin	2D	504
VIC P44	Otway Basin	2D	484
VIC P51	Otway Basin	2D	470
Texas	Texas State waters	3D	777
PEL 114	Cooper Basin	3D	244

Forward Exploration Schedule:

The wells planned to be drilled in the first quarter of 2004 are:

Well	Basin/Area	Target	Resource Range (mmboe) unrisked	Santos Interest	Expected Spud Date
Corsair	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 6	83.26%	January
Hebe	Cooper Basin, SWQ (ATP 259 P)	Gas	1 – 10	83.26%	January
Pohon	Kutei Basin (Popodi PSC)	Oil/Gas	4 - 220	20.0%	March

Further details of the 2004 exploration program will be provided at the time of the Full Year results.

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $182.5 million in the fourth quarter of 2003.

Delineation Activity

The Casino 3 appraisal well in the Otway Basin was drilled during the fourth quarter and intersected a 20 metre net gas column and production tested at a flow rate of 1.25 million cubic metres per day (44 million cubic feet per day) through a 25.4 mm (1 inch) choke.

In the Timor Sea, the Kuda Tasi 2 appraisal well was drilled intersecting a 35 metre oil column. The operator has announced that it does not support a stand alone development for the field.

In the Carnarvon Basin, Thomas Bright 2 (WA 214 P Santos 45%) was drilled during the quarter and successfully appraised the southern area of the John Brookes field. A gross gas column of 51.5 metres was intersected raising preliminary estimations of gross proven and probable (2P) volumes by 400

Billion cubic feet (BCF) to around 800 BCF. The field will now progress towards development during 2004 with first gas expected in mid 2005.

In the Cooper Basin, five oil wells were spudded during the quarter and two wells that commenced drilling in the previous quarter completed drilling. Of the seven oil wells that completed drilling, five were cased and suspended as future producers. Four gas wells were spudded, with one well still drilling at the end of the quarter and one gas well, which commenced drilling in the prior quarter, being cased and suspended. Three wells, which completed drilling, were also cased and suspended.

In the Wilcox/Vicksburg/Frio Trend of South Texas, the Petru 1 (Santos 37.5%) well, which delineated the Henderson 1 discovery, was successfully drilled and fractured and is currently producing at a rate of 14 million cubic feet per day (mmscf/d). The sale of gas from this well captured favourable daily spot sales prices of US$5.18 per million British Thermal units (MMBTU). Spot prices have continued to increase since first sales from Petru 1 and are currently around US$5.70 per MMBTU. In the same trend, Chance 1 (Santos 75%) was drilled at the end of the quarter and has been cased and suspended awaiting completion.

Development Activity
The Mutineer-Exeter field development (Santos interest 33.4%) was fully sanctioned by all joint venture partners on the 14 October 2003. A service contract was placed with MODEC for the Floating Production Storage and Offloading system (FPSO). Contracts were also let for the supply of the seabed and downhole booster pumps, and their associated power and control umbilicals. The subsea flowline and riser scope was let under an Engineer, Procure, Install and Commission (EPIC) contract. With the sanction, the definition engineering design was stepped up to full detail design. Purchase orders have also been placed for long lead equipment and MODEC has purchased the tanker MT Fairway for conversion. Drilling planning is ongoing with all support and service contracts established and operational. The drilling rig (Ocean Epoch) is scheduled to arrive in Fremantle in January for loading and modification work prior to commencing drilling Bounty 2, an appraisal well in mid January. The circa 10 month development drilling campaign is due to commence in February.

In the Timor Sea work continued on the Bayu-Undan liquids project (Santos interest 10.6%). During the Christmas break two key milestones were achieved with the introduction of gas into the production pipeline to the Drilling Production and Processing Platform and the introduction of 1,000 metric tonnes of both propane and butane to the Liberdade Floating Storage Offtake vessel to pre-cool the LPG storage tanks in advance of LPG production from the field. Plans continue to deliver condensate by late February 2004, as part of commissioning, with commercial production from April.

Site activities for the Darwin Liquefied Natural Gas (LNG) plant continued, including major concrete pours for the LNG Tank and compressor foundations and the opening of the construction camp in Palmerston. The Bayu-Darwin Pipeline continues ahead of plan with some 20,000 joints of pipe manufactured and tested, and approximately 7,000 joints having been coated. In the Cooper Basin, one gas development well was cased and suspended as a future gas producer and four wells were brought on line. Two oil wells were cased and suspended as future oil producers and 17 oil wells were brought on line.

In the Otway Basin construction of the Minerva gas plant and facilities recommenced during the quarter as a result of appointing a new gas plant management services contractor. Concept development studies and environmental impact studies commenced for the Casino development project.

In East Java commercialisation of the Oyong oil and gas and Maleo gas projects continued with the general terms of the Oyong Gas Sales Agreement (GSA) being agreed. Subsequent to the end of the quarter a Heads of Agreement (HoA) between the Madura PSC participants and PT Perusahaan Gas Negara (PGN), Indonesia's state-owned gas distributor, was signed for the sale of the entire gas reserves of the Maleo field, estimated to contain between 213 and 315 billion cubic feet of recoverable gas.

4. BUSINESS DEVELOPMENT & ACREAGE AWARDS

Gas Contracts/Acquisitions/Divestments

Three new gas contracts and an extension of an existing ethane contract were signed for the Cooper Basin during the quarter for up to 96 PJ.

In the Carnarvon Basin, Santos increased its equity in WA 214P, containing the John Brookes discovery, from 37.5% to 45.0%, prior to the drilling of the Thomas Bright 2 appraisal well.

In November Santos sold its subsidiaries holding its 61.1% operated interest in the Bentu and Korinci-Baru PSC's in Central Sumatra, Indonesia.

Santos sold its 47% operated interest in the Cuatro de Julio Field, Duval County, Texas, with an effective date 1 October. This sale was the culmination of efforts to divest certain non-core assets in the USBU inventory.

Acreage activities

Permit	Basin	Comment
ATP 685P	Bowen Basin	Farmout of 50% interest
ATP 337P	Denison Trough	Farmout agreement
TP/3	Carnarvon Basin	Surrendered
T36/P	Sorell Basin	Gazettal award

5. MOOMBA INCIDENT

After the gas release and subsequent fire in the Liquids Recovery Plant (LRP) on 1 January 2004, Santos has been working via a staged process to bring supply of gas back to levels normal for this time of year. Stage 2 of the recovery plan is currently supplying gas at rates of around 200 TJ/d. Stage 3 of the plan, targeting production of 450 TJ/d from field gas, is expected to commence in the second half of February. Progress is being made on a fourth stage, achieving full sales gas production capacity of about 650 TJ/d, and is targeted for completion during the second half of April. Plans for the full reinstatement of natural gas liquids production (Stage 5) are currently being progressed and are expected to be finalised in early February.

6. HEDGING

The table below details the hedge position as at 16 January 2004.

FORWARD HEDGING - As at 16 January 2004		
	2004	2005 & Beyond
Petroleum Liquids		
Swaps (mmboe)	2.634	-
Avg. price US$/bbl	27.20	-
Currency		
USD Amount (US$m)	47	174
Avg. exchange rate	0.6302	0.6066

2003 Fourth Quarter Activities Report					
	Quarter Ended			Full Year	
	2003	2003	2002	2003	2002
	Dec	Sept	Dec		
Sales Gas and Ethane (PJ)					
Cooper Basin	37.3	42.0	41.2	154.0	165.0
Surat/Denison	3.4	3.4	3.9	14.3	12.4
Amadeus	3.0	2.9	3.1	11.7	11.3
Otway	0.8	3.7	3.5	11.9	11.5
Gippsland- Patricia Baleen	0.6	0.7	0.0	1.9	0.0
East Spar	4.1	4.1	5.0	17.7	20.8
USA	2.6	2.7	2.6	11.3	10.0
Total Production	**51.8**	**59.5**	**59.3**	**222.8**	**231.0**
Total Sales Volume	**52.9**	**64.1**	**56.6**	**228.4**	**228.0**
Total Sales Revenue	**166.7**	**196.1**	**166.5**	**720.8**	**659.6**
Crude Oil (000's bbls)					
Cooper Basin	740.9	780.7	729.6	2808.2	2974.4
Surat/Denison	19.0	25.0	14.9	83.1	91.8
Amadeus	69.3	61.6	56.8	270.0	273.7
Elang/Kakatua	101.0	101.8	138.8	425.5	568.4
Jabiru/Challis	57.5	69.4	73.4	257.1	270.6
Legendre	503.4	735.9	583.0	2269.0	2558.5
Thevenard	172.3	180.6	209.1	708.0	913.3
Barrow	220.7	247.4	251.9	945.2	1023.2
Stag	843.7	562.7	707.5	2617.2	2860.2
Airle	0.0	0.0	0.0	0.0	0.5
SE Gobe	86.0	92.0	93.8	376.5	413.7
USA	53.1	52.9	41.1	212.2	196.8
Total Production	**2866.9**	**2910.0**	**2899.9**	**10972.0**	**12145.1**
Oil price (Avg $A/bbl)	**41.47**	**42.78**	**49.17**	**43.59**	**44.74**
Total Sales Volume	**3060.3**	**2872.8**	**3201.3**	**10958.6**	**12294.6**
Total Sales Revenue	**126.9**	**122.9**	**157.4**	**477.7**	**550.1**
Condensate (000's bbls)					
Cooper Basin	527.4	562.6	558.1	2111.8	2239.5
Surat/Denison	1.2	6.2	1.5	10.9	13.4
Otway	9.4	16.5	28.9	73.5	108.6
East Spar	196.5	200.0	247.3	858.3	1053.4
USA	11.3	6.1	4.2	25.6	37.6
Total Production	**745.8**	**791.4**	**840.0**	**3080.1**	**3452.5**
Total Sales Volume	**934.2**	**814.9**	**948.4**	**3246.6**	**3505.7**
Total Sales Revenue	**41.0**	**35.9**	**47.0**	**150.1**	**156.0**
LPG (000 t)					
Cooper Basin	57.8	66.6	64.4	240.7	253.3
Surat/Denison	0.0	0.0	0.5	0.0	2.8
Total Production	**57.8**	**66.6**	**64.9**	**240.7**	**256.1**
Total Sales Volume	**71.1**	**72.9**	**49.3**	**256.7**	**237.2**
Total Sales Revenue	**27.9**	**31.5**	**28.7**	**116.4**	**112.7**
TOTAL					
Production (mmboe)	**13.0**	**14.4**	**14.4**	**54.2**	**57.3**
Sales Volume (mmboe)	**13.6**	**15.3**	**14.2**	**55.4**	**56.8**
Sales Revenue ($Am)	**362.5**	**386.4**	**399.6**	**1465.0**	**1478.4**

2003 Fourth Quarter Activities Report	Quarter Ended				
	2003	2003	2002	2003	2002
	Dec	Sept	Dec		
Exploration					
Australia	30.9	7.0	17.7	58.4	63.7
Overseas	23.4	13.9	27.7	78.0	69.5
Delineation					
Australia	22.9	12.4	23.6	48.3	64.1
Overseas	10.0	8.9	11.0	22.0	26.2
Development (1)					
Australia	141.4	118.2	125.4	503.6	474.5
Overseas	8.2	9.4	29.1	40.0	62.7
Total Explor & Dev Exp	**236.8**	**169.8**	**234.5**	**750.3**	**760.7**
(1) Includes construction and fixed assets expenditure					
ABBREVIATIONS					
PJ	= petajoules				
bbls	= barrels				
t	= tonnes				
boe	= barrels of oil equivalent				
mmboe	= million barrels of oil equivalent				
P&A	= plugged and abandoned				
P&S	= plugged and suspended				
C&S	= cased and suspended				
btu	= British Thermal units				
CONVERSIONS					
Sales Gas & Ethane, 1 PJ:	= 171.937 boe x 10^3				
Crude Oil, 1 barrel:	= 1 boe				
Condensate (Naphtha), 1 barrel:	= 0.935 boe				
LPG, 1 tonne:	= 8.458 boe				

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: ~~8~~ 10

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

28 January, 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
FOSTER'S GROUP LIMITED

ACN/ABN
007 620 886

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ..etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

		C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
	Issue of shares				
☐	Proprietary company	✓	✓	Not required	✓
	Public company				
☐	if in response to the Annual company statement	✓	✓	Not required	✓
☐	if not in response to the Annual company statement	Not required	✓	Not required	Not required
	Cancellation of shares				
☐	Proprietary company	✓	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	✓	Not required	✓	✓
☒	if not in response to the Annual company statement	Not required	Not required	✓	Not required
	Transfer of shares				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to amounts paid				
☐	Proprietary company	✓	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	✓	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
	Changes to beneficial ownership				
☐	Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	3,359,936	$15,017,387

Earliest date of change
Please indicate the earliest date that any of the above changes occured

28/01/04
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date [D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date [D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR
☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name
Given names
OR
Company name
ACN/ ARBN/ ABN
Office, unit, level, or PO Box number
Street number and Street name
Suburb/City
State/Territory
Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

ROBERT DUDFIELD

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

2 8 / 0 1 / 0 4

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

GEORGE SAKOUFAKIS

ASIC registered agent number

7717

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	28 January 2004	*No of sheets:*	*1*

Current report 4/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 27 January 2004 an agreement was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2004. The value of this transaction is estimated at appx. USD 98 420.0 thousand (i.e. appx. PLN 368 090.8 thousand). This amount was calculated based on copper cathode quotations on the London Metal Exchange and on the PLN/USD exchange rate of the National Bank of Poland from 26 January 2004.
The total value of agreements entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the last twelve months is estmated at appx. PLN 654 354.6 thousand.
This agreement is the highest-value agreement.

The criteria used for describing the agreement as significant is that the total estimated value of agreements exceeds 10% of the shareholders' funds of KGHM Polska Miedź S.A.

Legal basis:
(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
...ej K...

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	28 January 2004
No. of pages including this one	2

Please find attached an Erste Bank investor release.

Kind regards,

Catriona Cockburn
Citigate Dewe Rogerson

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571